UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-35721

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Zions Direct, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. Box No.)

One South Main Street

(No. and Street)

Salt Lake City	**UT**	**84133**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan D. Moore	**(424) 290-5115**	**Ryan.Moore@zionsbancorp.com**
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP

(Name – if individual, state last, first, and middle name)

395 9th Ave	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)
10/20/23		**42**	
(Date of Registration with PCAOB, if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan D. Moore_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zions Direct, Inc._____, as of 12/31_____, 2025_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Ryan Moore_____   Digitally signed by Ryan Moore
                                      Date: 2026.02.23 17:33:25 -08'00'

Title:

Treasurer and Finance & Operations Principal Officer_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

STATEMENT OF FINANCIAL CONDITION

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

As of and for the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Statement of Financial Condition

Year Ended December 31, 2025

Contents



Ernst & Young LLP
Suite 1800
15 West South Temple
Salt Lake City, Utah, 84101

Tel: +1 801 350 3300
Fax: +1 801 350 3456
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Zions Direct, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zions Direct, Inc. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2000.

February 23, 2025



Certificate Of Completion

Envelope Id: CF6FDFA3-7721-4491-AF30-D96DBE877A85		Status: Completed
Subject: Here is your signed document: Short FS Audit Opinion - Docusign.pdf		
Source Envelope:		
Document Pages: 1	Signatures: 1	Envelope Originator:
Certificate Pages: 9	Initials: 0	Priyankara Silva
AutoNav: Disabled		200 Plaza Drive
EnvelopeId Stamping: Disabled		Secaucus, NJ 07094
Time Zone: (UTC-08:00) Pacific Time (US & Canada)		Priyankara.S.Silva@ey.com
		IP Address: 165.225.222.89

Record Tracking

Status: Original	Holder: Priyankara Silva	Location: DocuSign
2/23/2026 4:35:07 PM	Priyankara.S.Silva@ey.com	

Signer Events	Signature	Timestamp
Priyankara Silva	*Ernst & Young LLP*	Sent: 2/23/2026 4:35:19 PM
Priyankara.S.Silva@ey.com		Viewed: 2/23/2026 4:35:24 PM
EY		Signed: 2/23/2026 4:35:42 PM
Security Level: Email, Account Authentication (None)	Signature Adoption: Uploaded Signature Image Using IP Address: 165.225.222.89	Freeform Signing

Electronic Record and Signature Disclosure:
    Accepted: 2/23/2026 4:15:58 PM
    ID: 3cd48fc3-5c73-4747-9f3c-37921cf46a99
    Company Name: EY

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Ryan Moore	**COPIED**	Sent: 2/23/2026 4:35:43 PM
ryan.moore@zionsbancorp.com		
Security Level: Email, Account Authentication (None)		

Electronic Record and Signature Disclosure:
    Not Offered via Docusign

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	2/23/2026 4:35:19 PM
Certified Delivered	Security Checked	2/23/2026 4:35:24 PM
Signing Complete	Security Checked	2/23/2026 4:35:42 PM
Completed	Security Checked	2/23/2026 4:35:43 PM

<h1 style="text-align:center">Zions Direct, Inc.</h1>

(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Statement of Financial Condition

Year Ended December 31, 2025

Assets

Cash and cash equivalents	$	22,317,276
Cash deposits with clearing organizations		3,350,627
Receivables from brokers, dealers, and clearing organizations		125,750
Net deferred income tax assets		86,707
Prepaid expenses		43,758
Other assets		237,806
Total assets	$	26,161,924

Liabilities and shareholder's equity

Net payable to parent	$	906,159
Deferred income		235,000
Accrued expenses		87,555
Total liabilities		1,228,714
Shareholder's equity:		
Common stock (50,000 shares authorized, issued and outstanding; $1.00 par value)		50,000
Additional paid-in capital		37,444,634
Retained deficit		(12,561,424)
Total shareholder's equity		24,933,210
Total liabilities and shareholder's equity	$	26,161,924

See accompanying notes to financial statements.

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Notes to Financial Statements

1. ORGANIZATION AND OWNERSHIP

Zions Direct, Inc. (the "Company") is a wholly-owned subsidiary of Zions Bancorporation, National Association ("Parent"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer under the Securities Exchange Act of 1934.

The Company engages in investment banking services as a co-manager, co-placement agent, or advisor in security offerings for institutional clients. As a co-manager or co-placement agent, the primary role the Company performs is taking on its allocated portion of the underwriting risk and/or its allocated portion of the liability for errors and omissions. As an advisor, the Company advises clients through a wide range of strategic alternatives and capital solutions. The Company does not have any role in receiving or otherwise handling the cash of investors in an offering or while acting as an advisor. Cash from investors is received and otherwise handled by the lead underwriter in firm commitment underwritings. The Company does not have any role in delivering newly-issued securities to investors. Securities are delivered to investors by the lead underwriter in firm commitment underwritings, or the placement is made directly by the issuer to the purchasers when a placement is conducted on a best efforts basis. None of the investors in these security offerings were sold newly-issued securities by the Company.

On a riskless principal basis, the Company trades with institutional clients under the delivery-versus-payment model through the Depository Trust Company ("DTC"). The Company is a member of the DTC and its affiliate, the National Securities Clearing Corporation ("NSCC"). The DTC and NSCC provide clearing services for the Company's self-cleared trades with other DTC and NSCC members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with no restrictions and an original maturity date of three months or less as cash equivalents. Cash equivalents represent funds held in a money market fund and bank deposits that totaled $22,317,276 as of December 31, 2025. The Company's cash and cash equivalents are carried at cost, which approximates fair value.

Cash Deposits with Clearing Organizations

The DTC and NSCC require a cash deposit relative to the Company's membership.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax basis and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization of the asset is more likely than not to occur.

Equity

The Company received no capital injections and made no capital distributions in 2025.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Standard	Description	Effective date	Effect on the financial statements or other significant matters
Standards not yet adopted by the Company as of December 31, 2025			
ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*	This accounting standards update ("ASU") requires additional disclosures of certain costs and expenses in both interim and annual reporting periods, including: • Amounts of employee compensation, depreciation, selling costs, and intangible asset amortization included in certain expense lines presented on the face of the income statement within continuing operations. • A qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.	Annual periods beginning January 1, 2027; Interim periods beginning January 1, 2028.	The overall effect of this standard is not expected to have a material impact on our consolidated financial statements.
ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software*	This ASU modernizes the accounting treatment for internal-use software to better reflect current development practices, including agile and iterative approaches. Key provisions include: • Elimination of Prescriptive Project Stages: The guidance no longer requires classification of costs by development phase, thereby removing rigid stage-based criteria. • Capitalization Criteria: Capitalization of eligible software development costs commences once management has both authorized and committed to funding the project, and it is probable that the project will be completed. This assessment must consider any significant development uncertainties, such as the inclusion of novel or unproven functionalities and whether performance requirements are subject to substantial revision. • Updated Disclosure Requirements: Disclosure obligations are now aligned with those outlined in Subtopic 360-10, *Property, Plant, and Equipment*. Requirements under Subtopic 350-30 are no longer applicable.	Annual and interim periods beginning after December 15, 2027.	We are evaluating the new disclosure requirements. The overall effect of this standard is not expected to have a material impact on our financial statements.

Standards not yet adopted by the Company as of December 31, 2025 (continued)

ASU 2025-08, *Financial Instruments— Credit Losses (Topic 326): Purchased Loans*	This ASU broadens the population of financial assets subject to the gross-up method under Topic 326 to include all purchased seasoned loans (excluding credit cards), which are defined as: • Non-purchase credit deteriorated (PCD) loans acquired in a business combination. • Non-PCD loans acquired in an asset acquisition more than 90 days after their origination date.	Annual and interim periods beginning after December 15, 2026.	The overall effect of this standard is not expected to have a material impact on our consolidated financial statements.
ASU 2025-09, *Derivatives and Hedging (Topic 815)—Hedge Accounting Improvements*	This ASU introduces targeted improvements to ASC Topic 815 to better align hedge accounting with common risk management strategies. The updates address the following areas: • Similar risk assessment for cash flow hedges. • Hedging interest payments on choose-your-rate debt. • Cash flow hedges of nonfinancial forecasted transactions. • Net written options as hedging instruments. • Foreign currency-denominated debt designated as both a hedging instrument and a hedged item.	Annual and interim periods beginning after December 15, 2026.	The overall effect of this standard is not expected to have a material impact on our consolidated financial statements.

Standards adopted by the Company in 2025

ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*	This ASU requires additional detailed information to improve the usefulness of income tax disclosures. This includes providing detailed annual disclosures on rate reconciliation and income taxes paid for specific categories and when certain quantitative thresholds are met.	Annual periods beginning January 1, 2025.	The overall effect of this standard did not have a material impact on our consolidated financial statements.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Included in the receivables from and payables to brokers, dealers, and clearing organizations are amounts due on unsettled principal securities transactions and payables for clearing charges. There were no unsettled trades at December 31, 2025.

Also included in the receivables from brokers, dealers, and others are investment banking fee amounts due from activities as co-manager and co-placement agent. These receivables were $125,750 at December 31, 2025.

5. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company. The Company is no longer subject to income tax examinations for years prior to 2022 for federal and certain state returns.

Income tax (benefit)/expense and effective tax rate:

	2025
Net income before income tax	$ 6,148,308
Income tax expense	$ 1,509,219
Effective tax rate	24.55 %

The Company's income tax provision is computed in accordance with a Tax Allocation Agreement between the Parent and its subsidiaries. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to collect from its subsidiaries for any tax obligation recorded, which amounted to $1,598,327 in 2025. The majority of this payment amount relates to federal and state obligations, specifically California and Utah. Deferred tax assets ("DTAs") of the Company are offset with deferred tax liabilities for financial reporting only.

Income tax (benefit)/expense consists of the following:

	Current	Deferred	Total
Federal	$ 1,223,099	$ 9,502	$ 1,232,601
State	274,616	2,002	276,618
Total Federal and State	$ 1,497,715	$ 11,504	$ 1,509,219

The Company's effective tax rate of 24.55% for 2025 was primarily impacted by a federal rate of 21% and a 3.55% state and local tax rate, net of federal tax impact.

Interest and penalties, if any, related to income tax matters are included in income tax (benefit)/ expense in the statement of operations. At December 31, 2025, current income taxes receivable totaled $36,175, which is included in payables to parent.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. DTAs are reflected without reduction for a valuation allowance. No valuation allowance is recorded as it is more likely than not that the assets will be realized

through the Parent's consolidated tax return. A net DTA of $86,707 relates principally to deferred compensation and deferred revenue.

The Company does not have any liability for unrecognized tax benefits relating to uncertain tax positions as of December 31, 2025.

6. EMPLOYEE BENEFITS

The Company had no employees at December 31, 2025, and expenses for employee benefits for 2025 were de minimis.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2025, the Company had net capital, as defined by the Rule, of $23,954,428, which was $23,704,428 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0430 to 1 at December 31, 2025.

8. CREDIT LOSSES ON FINANCIAL INSTRUMENTS

The Company accounts for estimated credit losses on financial assets in accordance with ASC Topic 326-20. No expected credit losses were recorded under ASC Topic 326-20 for the year ended December 31, 2025.

Receivables

The Company's receivables from brokers, dealers, and clearing organizations include amounts receivable from unsettled trades with institutional clients. There were no unsettled trades at December 31, 2025. The Company's receivables from brokers, dealers, and clearing organizations also include investment banking fee amounts due from activities as co-manager and co-placement agent. Final settlement of syndicate accounts is to be effected by the syndicate manager within 90 days following the syndicate settlement date. The issuer pays a placement fee on the closing date when the issuer delivers to each purchaser the notes to be purchased. The amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time.

9. CONCENTRATIONS OF CREDIT RISK

The Company is involved in various trading and brokerage activities on a riskless-principal basis in which the counterparties primarily consist of broker-dealers, financial institutions, and other institutional customers. The risk of loss from failed trades depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In the event counterparties do not fulfill their obligations,

the Company will cancel or sell out the trade immediately, thus significantly limiting any credit exposure. There were no unsettled trades at December 31, 2025.

10. COMMITMENTS AND CONTINGENT LIABILITIES

Occasionally, the Company is subject to other lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition, results of operations or cash flows. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties, or injunctive or other equitable relief, if any, that may result from these matters.

11. RELATED PARTY TRANSACTIONS

The Company maintained $150,000 in cash in noninterest-bearing accounts at the Parent as of December 31, 2025.

The Company invested $22,167,276 in a money market fund, as defined under Rule 2(a)7 of the Investment Company Act of 1940, which was classified as cash equivalents as of December 31, 2025. The Company established custody accounts at the Parent in which the money market fund positions are safekept. At the direction of the Company, the Parent makes purchases and sales for the accounts. The Company pledged $3,213,603 of the money market fund to the Parent to collateralize the net payable to parent of $906,159 as of December 31, 2025. The Company is only required to pledge the amount required by law, $906,159 as of December 31, 2025. The value of securities pledged in excess of the amount required by law may be unpledged at any time by the Company.

The Company engaged as a co-manager in a securities offering for the Parent. The Company's gross revenue from the offering was $15,740.

The Company reimburses the Parent for allocated overhead costs for support services, including compensation and benefits. The total amount for these items in 2025 was $6,153,160. The Company also reimburses the Parent for other general and administrative costs and expenses including third party vendor invoices paid on the Company's behalf. The net payable to parent at December 31, 2025, was $906,159 and includes a tax receivable of $36,175.

The Company has a $50 million line of credit from the Parent. At December 31, 2025, the amount of unused credit, subject to the terms of the line, was $50 million, and related debt outstanding was $0. The interest rate is subject to change from time to time based on changes in the Prime Rate as published in the Wall Street Journal. The interest rate at the close of business

on December 31, 2025, was 6.75%. The line of credit is a liquidity backstop and would support the Company to purchase its allocated portion of any unsold corporate bonds in connection with firm commitment securities underwriting deals in which the Company participates. Origination and other credit costs for the year ended December 31, 2025, amounted to $168,125.

12. OPERATING SEGMENT INFORMATION

The Company is engaged in a single line of business as a registered broker-dealer which, is comprised of several classes of services including transactions in fixed income and various other investment products, investment banking and capital markets solutions, and riskless principal trading.

The Company provides brokerage services primarily to customers of the Parent to supplement the Parent's commercial banking products and services. While the Company is subject to any funding or operating constraints imposed by the Parent, day-to-day operations of the Company are directed by its Chairman and President, who is the Company's chief operating decision maker ("CODM"). The Company's CODM is responsible for evaluating the performance of the Company's different classes of services and uses net income to evaluate the results of the business and to manage the Company. The Company's operations constitute a single reportable operating segment. The accounting policies used to measure the profit and loss of the Company's reportable operating segment are the same as those described in the summary of significant accounting policies.

During the year ended December 31, 2025, one external customer accounted for more than 10 percent of the Company's total revenues. This customer generated $6,871,560 of revenue, all of which related to advisory services within investment banking fees. No other customers accounted for 10 percent or more of the Company's total revenues. All of the Company's assets, revenues, and expenses for 2025 were located in or derived from operations in the United States.

The discrete financial information regularly provided to the Company's CODM, including all significant expense captions, mirrors the Company's primary financial statements. Other operating expenses as shown in the Company's Statement of Operations is composed primarily of insurance premiums, offsite record storage fees, and travel expenses.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2026, the date that the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.